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                          SECURITIES AND EXCHANGE COMMISSION
                                Washington, D.C. 20549


                                      FORM 10-SB

         GENERAL FORM OF REGISTRATION OF SECURITIES OF SMALL BUSINESS ISSUERS
          UNDER SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934



                                    PROTALEX, INC.
                    (Name of Small Business Issuer in its charter)


                                      NEW MEXICO
            (State or other jurisdiction of  incorporation or organization)


                                      91-2003490
                         (I.R.S. Employer Identification No.)


                                    P.O. BOX 30952
                            ALBUQUERQUE, NEW MEXICO 87190
                 (Address of principal executive offices) (Zip Code)


                                    (505) 260-1726
                             (Issuer's telephone number)


             Securities to be registered under Section 12(b) of the Act:


      Title of each class to be                Name of each exchange on which
            so registered                      each class is to be registered

                 NONE                                       NONE
      --------------------------               ------------------------------

      --------------------------               ------------------------------


             Securities to be registered under Section 12(g) of the Act:


                                    COMMON STOCK
                                   (Title of Class)


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                               DESCRIPTION OF BUSINESS

OVERVIEW

     Protalex, Inc. (the "Company") is a development stage company engaged in the development and marketing of a new class of organic chemical molecules, called "bioregulators," for the treatment of rheumatoid arthritis ("RA") and other forms of arthritis. The Company's business is the continuation of over three decades of research by Dr. Paul Mann, an officer, director and shareholder of the Company.

     The use of bioregulatory compounds for the treatment of human disease represents a completely new approach to therapy. Unlike many existing pharmaceutical agents, which act upon the end products of complex metabolic pathways, bioregulators influence cellular activities at a more basic level. This results in restoration of tissue integrity and function, in many instances not only alleviating, but potentially reversing the pathologic process. The Company intends to bring this unique biotechnology to commercial realization, thereby establishing an entirely new category of pharmaceutical treatment of disease.

     The Company will initially focus on the treatment of RA. Research and development efforts for RA are near completion, with pre-clinical trials scheduled to begin in January 2000. The pre-clinical trials will be conducted by Dr. Arthur Bankhurst, a renowned rheumatologist at the University of New Mexico and a director and shareholder of the Company, and should be completed in approximately six months. Upon successful completion of the pre-clinical trials, the Company will file an Investigational New Drug Application with the Food and Drug Administration ("FDA"), and will begin planning clinical trials. The Company believes that an existing, FDA-approved treatment for RA utilizes principles of bioregulation, which should enable the Company to expedite the FDA process by limiting the size and scope of the clinical trials.

ABOUT BIOREGULATION

     Biologic evolution presumably began with primitive cells capable of performing two basic functions: proliferation and differentiation. Proliferation consists simply of an increase in cell number, while differentiation implies the ability to accomplish some function - especially to respond to or initiate some change in the cell's environment. Over time, evolution favored the development of increasingly complex and specific cell functions, such as the ability to transmit nerve impulses or to produce antibodies. As living forms became more complex, the variety of cell types and the complexity of their functions have increased radically, yet primitive control mechanisms have been retained and operate in even the most "sophisticated" cells.

     Both proliferation and differentiation can be influenced by external stimuli, most of which are in the form of chemical "messages." Under normal circumstances, equilibrium is maintained within and among cells by the continual exchange of such messages. Cells may begin to function or proliferate abnormally under three circumstances: when they receive an erroneous signal from their environment, when their reception or processing of external messages is impaired, or when they are driven down the wrong pathway by genetic signals from within. Widespread abnormalities of cellular differentiation cause diseases of many kinds, while uncontrolled cellular proliferation causes cancer.

     The term "biomodulator" originally referred to biochemical agents that could modify the primitive cellular functions of proliferation and differentiation. More recently that designation has been applied to agents that interfere with the production of a specific end product of cellular metabolism, such as an enzyme or an antibody. Some of these agents are also referred to as "biologic response modifiers." The Company has therefore chosen to use the term "bioregulator" to describe those natural and synthetic compounds with the ability to act at primitive levels of cell function, thereby "resetting" the cell's internal mechanisms to allow resumption of normal behavior.

     In order to meet the criteria for designation as a bioregulator, a substance must:

     -    Modulate functions in cells regardless of their tissue of origin;

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     -    Induce changes in differentiation appropriate to the specific cell type;
     -    Affect cells in an aberrant state but not normally-functioning cells;
     -    Produce different end results in different concentrations;
     -    Demonstrate its effects in extremely low dosage ranges; and
     - Delay the changes of cell senescence, or maturity, up to the point of irreversibility.

     Some naturally occurring bioregulators have the property of stimulating cellular proliferation at certain concentrations, while promoting cellular differentiation at others. In the latter role, they can bring about increased production of antibodies in one cell line, or slow the growth of a tumor in another, apparently by helping restore intracellular control mechanisms and promoting cell-to-cell signaling. Bioregulators seem to act upon a wide variety of tissue types. This approach restores homeostasis at a quite fundamental level of cellular organization, rather than attempting to intervene farther down the pathway of pathogenesis, as is the case with most pharmacological treatments currently available.

EXPERIMENTS AND STUDIES

     The best demonstrations of the ability of bioregulators to re-equilibrate cell differentiation lie in the field of immunology. Here, both humoral and cellular immune responses can be modified by the appropriate concentration of a bioregulating agent. Cell proliferation also can be normalized by bioregulators in experiments dealing with natural senescence and tumor growth. Examples of each of these processes, largely based upon experiments in Dr. Mann's own laboratory, are outlined below.

     IN VITRO EXPERIMENTS

          IGG PRODUCTION IN HPBL. Bioregulators induce immune responsiveness in human peripheral blood lymphocytes in response to a number of antigenic stimuli. The number of antibody-producing cells can be amplified as much as 100 to 1000 times above untreated values. This technique can be used to produce highly effective human monoclonal antibodies.

          CELL SENESCENCE STUDIES. The life span of cells in culture can be extended by nearly 100% through the action of bioregulators. When senescence finally does take place, it affects all of the cells simultaneously, thus "rectangularizing" the usually gradual fall of the survival curve.

     IN VIVO EXPERIMENTS

          NUDE MICE. A mouse strain lacking in cellular immunity, nude mice characteristically show almost no production of T cells, which makes them highly susceptible to infection and early death. This situation mimics a genetic disease in humans called DiGeorge syndrome. Administration of bioregulators can partially reverse this deficit, restoring about 70% of the mice's T cell complement and almost doubling their life expectancy. The same effect can be obtained in mice whose thymus has been surgically removed in early life.

          NUDE RATS WITH HETEROLOGOUS TUMORS. Another rodent strain with immune deficiency, the nude rat, often is used in experiments involving transplantation of tumors from another animal species. Such transplants are rejected by immunologically normal animals, but persist in the nude rat because of their inability to mount a rejection response. Administration of bioregulators in tumor-bearing rats results in regression of the neoplasm in about two-thirds of the animals.

          DOGS WITH IMPLANTED HOMOLOGOUS TUMORS. As part of a study of bioregulators as potential "contrast agents" for nuclear magnetic resonance imaging, glial tumors were transplanted into the brains of dogs. This type of tumor normally progresses rapidly with irreversible neurological signs appearing between 2 and 3 weeks after transplantation. A bioregulator compound was injected 3 times a week for 3 weeks following transplantation. Complete tumor regression was seen in 100% of the treated animals.

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     NATURALLY OCCURRING DISEASE

          DOGS AND CATS WITH SPONTANEOUS TUMORS. Data is now being collated on several dozen domestic dogs and cats that have been given the bioregulator treatment outlined above for spontaneously occurring tumors of various types. Anecdotal reports have been received from veterinarians all over the country, indicating success with bioregulator treatment, but a controlled study with a consistent protocol is needed to validate this mode of therapy. Such a study is now being planned.

MARKETS

     Human autoimmune diseases provide the first and most obvious target for bioregulator therapy. In these disorders, the immune system misidentifies the body's own tissues as "foreign," prompting an inappropriate and prolonged immune response that can damage tissues and organs throughout the body. Bioregulator treatment can be expected to restore normal immune homeostasis, with the result that the disease is not merely ameliorated, but permanently cured.

     RA will be the first autoimmune disease targeted and will be the primary and immediate focus of the Company. RA is a serious autoimmune disorder that causes the body's immune system to mistakenly produce antibodies that attack the lining of the joints, resulting in inflammation and pain. RA can lead to joint deformity or destruction, organ damage, disability and premature death. According to a leading scientific journal, the prevalence of RA in the United States is approximately 1% (or about 2.5 million people), with approximately 200,000 new cases diagnosed yearly.

     Currently, no uniformly effective treatment for RA exists. Current treatments are costly, and in most cases must be continued for decades. In contrast, the Company believes that bioregulator therapy will be much more cost effective and can be administered by weekly injections over the course of a few months.

     The Company's decision to concentrate its efforts on RA, as opposed to other autoimmune diseases or cancers, is based upon three main considerations:

     - Evidence from Dr. Mann's laboratory indicates that bioregulators strongly influence the immune system in ways that should produce beneficial effects in patients with RA;

     - The Company believes that an existing, FDA-approved treatment for RA actually utilizes principles of bioregulation; and

     - At this stage in the Company's development, the Company believes it is most appropriate to concentrate its efforts and resources on developing a treatment for a single, well-defined, and serious disease for which adequate therapy currently is not available.

     The Company anticipates that its products will initially be used to treat patients with severe cases of RA, and particularly those individuals for whom other treatments have failed. Additionally, the Company believes that its experience with this class of patients will prove the efficacy and safety of its products, and will encourage the use of its products in less severely affected individuals in earlier stages of the disease.

COMPETITION

     In strictest terms, the Company has no direct competition in its field, since no other firms have brought to market any therapeutic agents based upon biomodulator or bioregulator technology. However, the Company's products will compete with other pharmaceutical agents intended to treat RA. A number of pharmaceutical agents are currently being used, with varying degrees of success, to control the symptoms of RA and slow its progress. Available treatment options include:

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     -    Analgesic/anti-inflammatory preparations, ranging from simple aspirin to the recently introduced COX-2 inhibitors;

     - Immunosuppressive/antineoplastic drugs, including azathioprine and methotrexate;

     - TNF (Tumor Necrosis Factor) inhibitors, currently represented by Immunex Corporation's Enbrel-Registered Trademark-;

     - "Immunoadsorption therapy," now in limited use in Europe and the United States, entailing weekly sessions during which a patient's blood is separated and passed through a molecular filter; and

     - Colloidal gold given by injection, a time-honored treatment but one with extreme variability of effect and an unknown mechanism of action.

     In all, at least a dozen large and small pharmaceutical companies are active in this market, with Immunex Corporation and Monsanto Company dominating the market as a result of their respective products, Enbrel-Registered Trademark- and Celebrex-Registered Trademark-. Despite intense media attention and enormous sales, the long-term efficacy of these compounds remains to be evaluated.

OPERATIONS

     The Company is currently engaged in developing the corporate base for commercialization of its bioregulator products, as well as planning production and marketing strategies. The Company's business operations are housed in an office in Albuquerque. The Company currently has no manufacturing facilities and may have to rely on others to manufacture compounds for the Company's use in research and development, pre-clinical trials, and clinical trials.

     Alex, L.L.C., a New Mexico limited liability company and the Company's majority shareholder ("Alex"), continues to support ongoing research aimed at clarifying the biologic functions of bioregulators, and along with the Company, establishing their safety and efficacy in treating induced arthritis in animals, and determining appropriate dosage and treatment protocols. Alex's research activities are being carried out in leased laboratory space at the University of New Mexico. The bioregulator technology which the Company intends to develop and bring to market is currently licensed from Alex. See "Patents, Trademarks and Proprietary Technology."

BUSINESS AND MARKETING STRATEGY

      Following the filing of this registration statement, the Company intends to initiate a private placement of stock to raise funds for completion of animal research, initiation of Phase I and Phase II human studies, and production and marketing of the Company's products on a commercial scale.

     The Company expects that upon FDA approval, its bioregulator products will be competitive throughout the global market. Therefore, the Company intends to enter into collaborative arrangements with larger strategic partners to market and sell the Company's products in the United States and in foreign markets. The Company expects that these partners will be responsible for funding or reimbursing all or a portion of the costs of pre-clinical and clinical trials required to obtain regulatory approval. In return for such payments, the Company will grant these partners exclusive or semi-exclusive rights to market certain of its products in particular geographical regions.

GOVERNMENT REGULATION

     The Company's ongoing research and development activities, and its future manufacturing and marketing activities, are subject to extensive regulation by numerous governmental authorities, both in the United States and in other countries. In the United States, the FDA regulates the approval of the Company's products under the authority of the Federal Food, Drug and Cosmetics Act.

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     In order to obtain FDA approval of the Company's new drugs, extensive pre-clinical and clinical tests must be conducted and a rigorous clearance process must be completed. Satisfaction of the FDA's safety and efficacy requirements may take several years and require the expenditure of substantial resources.

     The FDA approval process entails several steps. Initially, the Company must conduct pre-clinical trials. During pre-clinical trials, the Company must evaluate the safety and efficacy of its products through in vitro and in vivo laboratory animal testing. At this stage the FDA will require, at a minimum, that the Company (i) prepare a pharmacological profile of the drug;
(ii) determine the toxicity of the drug in at least two species of animals; and (iii) conduct short-term toxicity studies ranging from two weeks to three months, depending on the proposed clinical trials.

     Upon successful completion of pre-clinical trials, the Company must submit an Investigational New Drug Application ("IND") to the FDA before it can begin human clinical trials. The purpose of the IND is to detail pre-clinical research data, and provide documentation sufficient to allow the FDA to conclude that it is reasonable to proceed with human trials of a drug.

     Clinical studies are typically conducted in three sequential phases, although these phases may overlap. In Phase I trials, a drug is tested for safety in one or more doses in a small number of patients or volunteers. In Phase II trials, efficacy and safety are tested in up to several hundred patients. Phase III trials involve additional safety, dosage and efficacy testing in an expanded patient population at multiple test sites.

     The results of the pre-clinical and clinical trials are submitted to the FDA in the form of a New Drug Application ("NDA"). The approval of an NDA may take substantial time and effort. In addition, upon approval of an NDA the FDA may require post marketing testing and surveillance of the approved product, or place other conditions on their approvals.

     In 1997, the FDA's Modernization Act (the "Act") was passed. The Act expanded earlier laws passed to shorten the drug approval process and developed guidelines regarding the testing and approval process for products intended to treat serious or life-threatening illnesses. More specifically, the Act created a fast-track process which facilitates and expedites the review and testing of new drugs that are intended to treat serious or life threatening diseases, while preserving appropriate guarantees for safety and effectiveness. The passage of the Act reflects the recognition that both patients and physicians are willing to accept greater risks and side effects from products that treat serious diseases. The fast-track procedures apply to products intended to treat AIDS, some cancers and other life threatening illnesses. In most cases, a drug is usually given a fast-track designation at a relatively early stage in its development.

     Sales of new drugs outside the United States are subject to foreign regulatory requirements that differ from country to country. Foreign regulatory approval of a product must generally be obtained before that product may be marketed in those countries. However, the FDA approval process is among the most restrictive in the world and typically takes a longer time to complete than foreign regulatory approval.

     Research and development efforts for the Company's first product for the treatment of RA are near completion, with pre-clinical trials scheduled to begin in January 2000. Upon completion of these studies, the Company will apply to the FDA to secure its approval for limited safety testing of the Company's product in humans. Following the successful completion of safety trials, the Company will conduct a full-scale study of efficacy in patients with advanced and intractable RA. This full-scale study will be conducted by Dr. Arthur Bankhurst, a renowned rheumatologist at the University of New Mexico, and should be completed in approximately two years. Dr. Bankhurst is a director and shareholder of the Company. Once the trials are finished, an application for FDA authorization to produce and market the product will be filed, with final approval estimated to take an additional six months.

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PATENTS, TRADEMARKS, AND PROPRIETARY TECHNOLOGY

     The bioregulator technology which the Company intends to develop and bring to market is currently licensed by the Company from Alex, LLC, a New Mexico limited liability company and the Company's majority shareholder ("Alex"). Alex's Managing Members, each of whom holds a 50% membership interest in Alex, are John Doherty, the Company's President, and Dr. Paul Mann, the Company's Treasurer and Secretary. Mr. Doherty and Dr. Mann are also members of the Company's Board of Directors. The license agreement between the Company and Alex is described in "Certain Relationships and Related Transactions."

     The Company's success will depend on its ability to maintain its trade secrets and proprietary technology in the United States and in other countries, and on Alex's ability to obtain patents for the bioregulator technology which it licenses to the Company. Alex is currently seeking patents for proteins for use as medications for human autoimmune disease. Patent protection will also be sought for the derivatives of proteins which can also be found in other bioregulators. Alex expects to submit its initial patent for proteins before the end of 1999, and the additional patents shortly thereafter. In addition to patent protection, Alex intends to seek trademark protection for the term "bioregulator." Alex believes that this will assist in differentiating this new field of science from current biomodulator theory.

RISKS RELATED TO THE COMPANY'S BUSINESS

     FORWARD-LOOKING STATEMENTS. This registration statement contains forward-looking statements that involve substantial risks and uncertainties. These statements are identified by forward-looking words such as "may," "will," "expect," "anticipate," "believe," "estimate," and "continue" or similar words. Statements that contain these words should be read carefully because they discuss the Company's future expectations, contain projections of the Company's future results of operations or of the Company's financial condition, and state other "forward-looking" information. The Company believes it is important to communicate its expectations. However, there may be events in the future that the Company is not able to accurately predict or over which the Company has no control. The risk factors listed in this section, as well as any other cautionary language appearing in this registration statement, provide examples of risks, uncertainties and events that may cause the Company's actual results to differ materially from the expectations described in the Company's forward-looking statements. The occurrence of the events described in these risk factors and elsewhere in this registration statement could have an adverse effect on the Company's business, results of operations and financial condition.

     HISTORY OF LOSSES; UNCERTAINTY OF FUTURE PROFITABILITY. Since Enerdyne Corporation's acquisition of Protalex, Inc. (which is more fully described in "Corporate History"), the Company has incurred significant losses. The Company expects to continue to incur net losses until sales generate sufficient revenues to fund its continuing operations. The Company may fail to achieve significant revenues from sales or achieve or sustain profitability. The Company's ability to achieve profitability in the future will depend in part or its ability to develop, market and sell its bioregulator products on a wide scale. The Company does not know if bioregulator products can be successfully developed, or if such products can be successfully commercialized on a broad basis such as to achieve market acceptance in the U.S. and foreign medical communities. The failure of bioregulator products to achieve broad market acceptance could have a significant negative impact on the Company's business, financial condition, results of operations and profitability.

     UNCERTAINTY OF PRECLINICAL AND CLINICAL TESTING RESULTS. Before obtaining regulatory approvals for the sale of its new products, the Company must subject these products to extensive preclinical and clinical testing to demonstrate their safety and effectiveness for humans. Results of initial preclinical and clinical testing are not necessarily indicative of results to be obtained from later preclinical and clinical testing. Furthermore, the Company may not complete clinical trials of its products, or the results of the trials may fail to demonstrate the safety and effectiveness of its products to the extent necessary to obtain regulatory approvals, which could delay or prevent regulatory approval of such products. Other companies in the biotechnology industry have suffered significant setbacks in advanced clinical trials, even after achieving promising results in earlier trials. The rate of completion of clinical trials depends on, among other factors, the enrollment of patients. Enrollment of patients depends on such factors as the size of the patient population, the proximity of patients to clinical sites, the eligibility criteria for the study and the existence of competitive clinical trials.

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Any delay in planned patient enrollment in the Company's current or future clinical trials may result in increased costs, program delays or both. See "Government Regulation."

     DEPENDENCE ON DEVELOPMENT OF NEW PRODUCTS. The Company's long-term profitability depends on its development and commercialization of its bioregulator products. The Company may not develop these products successfully or receive regulatory approval. Furthermore, even if these products are developed and approved, the Company or its contract manufacturers may fail to manufacture these products in quantities necessary for commercialization, or these products may not receive market acceptance. See "Operations."

     DEPENDENCE ON APPROVAL OF GOVERNMENTAL REGULATORY AGENCIES. Because the Company's products are pharmaceutical products, the FDA and similar governmental agencies in foreign countries impose substantial requirements on these products before they permit them to be manufactured, marketed and sold to the public. To meet these requirements, the Company must spend substantial resources on costly and time-consuming procedures, such as lengthy and detailed laboratory tests and clinical trials. It typically takes years to meet these requirements, and the length of time involved depends on the type, complexity and novelty of the product. The Company cannot predict when it might submit product applications or submissions for FDA or other regulatory review for its products. Moreover, the FDA or other governmental agencies may approve only certain uses of the Company's products or may subject such products to additional testing and surveillance programs. In addition, the FDA or other governmental agencies may withdraw or limit their approval for noncompliance with regulatory standards or the occurrence of unforeseen problems following initial marketing.

     Governmental regulation may cause the Company to delay marketing its products for a considerable period of time or spend more resources to meet additional requirements. Such governmental regulation ultimately may provide a competitive advantage to the Company's competitors, some of whom have already received FDA approval for their products. The FDA or other governmental agencies may not approve on a timely basis, if at all, some or all of the Company's future products or may not approve some or all of the Company's applications for additional indications for its previously approved products. In addition, if another company that is developing a product similar to one of the Company's products suffers adverse clinical results, this could have a negative impact on the regulatory process and timing for the Company's product. If the Company fails to obtain regulatory approval for one of its products, or even if such approval is delayed, the Company's marketing of this and its other products, as well as its liquidity and capital resources, could be adversely affected. In addition, the Company may be adversely affected by future legislation or administrative action that results in new governmental regulations. The Company is also subject to various federal, state and local laws, regulations and recommendations relating to safe working conditions, laboratory and manufacturing practices, the experimental use of animals and the use and disposal of hazardous or potentially hazardous substances, including radioactive compounds and infectious disease agents, used in connection with its research. See "Government Regulation."

     DEPENDENCE ON REIMBURSEMENT FROM THIRD PARTIES. The Company's ability to sell its products depends substantially on third party payors, such as government authorities (i.e., the Medicare program), private health insurers and other organizations, such as health maintenance organizations ("HMOs"), reimbursing most of the costs of its products and related treatments. The Company may not be able to obtain sufficient government or third-party reimbursement for its products. Government programs or commercial third party payors (or both) may decrease the amount of reimbursement the Company is eligible to receive for its products. Finally, low reimbursement amounts may reduce the demand for, or the price of, the Company's products, adversely affecting its business. As a part of their efforts to control health care costs, government and other third-party payors are limiting their coverage of, and the extent of reimbursement for, new therapeutic products. If adequate coverage and reimbursement levels are not provided by government and third-party payors for uses of the Company's products, the Company will have great difficulty marketing these products.

     Several recent trends may lower the price for the Company's products, including: (i) third-party payors are challenging the prices charged for medical products and services, (ii) managed healthcare is increasing in the U.S., (iii) organizations, such as HMOs, that control or significantly influence the purchase of healthcare services and products,

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are growing, (iv) legislative proposals are being introduced to reform healthcare or reduce government insurance programs, and (v) healthcare providers are instituting cost-containment measures, including practice protocols and guidelines and clinical pathways, which may restrict the use of the Company's products in the marketplace. All of these trends could affect the Company's ability to sell its existing and future products. The Company cannot predict whether additional legislation or regulation relating to the healthcare industry or third-party coverage and reimbursement will be enacted in the future or the effect such legislation or regulation could have on its business.

     LIMITED MANUFACTURING CAPABILITY. Currently, the Company does not possess sufficient manufacturing capacity to manufacture its products. The Company intends to contract with a third party or parties to manufacture its
products for use in clinical trials and commercial distribution.   However,
the Company does not know whether such third party or parties will be able to successfully manufacture sufficient quantities of the Company's products for these purposes. Therefore, the Company may have to invest substantial sums to construct facilities sufficient to meet its long-term manufacturing requirements. See "Operations."

     UNCERTAINTY OF PATENTS AND PROPRIETARY RIGHTS. Because of the length of time and expense associated with bringing new products to the marketplace through development and the governmental approval process, the biotechnology and pharmaceutical industries rely on patent and trade secret protection for significant new technologies, products and processes. Alex intends to apply for, prosecute and maintain patents for the bioregulator technology which it licenses to the Company. The enforceability of patents issued to biotechnology and pharmaceutical firms, however, often is highly uncertain. The legal considerations surrounding the validity of patents in Alex and the Company's field are in a state of transition. In the future, the historical legal standards surrounding questions of the validity of patents may not be applied and the current defenses as to issued patents may not protect Alex's patents. In addition, the degree and range of protection a patent affords is uncertain. Finally, Alex may be unsuccessful in obtaining patents and in avoiding infringements of patents granted to others.

     The Company relies on trade secrets, know-how and continuing technological advancement to develop and maintain its competitive position. The Company intends for each of its employees to enter into a confidentiality agreement that contains provisions prohibiting the disclosure of confidential information to anyone outside the Company. However, these confidentiality agreements may not be honored and the Company may be unable to protect its rights to its unpatented trade secrets. Moreover, other people or entities may independently develop substantially equivalent proprietary information and techniques or otherwise gain access to the Company's trade secrets.

     The Company currently licenses its technology from Alex, and may be required to obtain additional licenses to patents or other proprietary rights from third parties. These additional licenses may not be made available on terms acceptable to the Company, if at all. If the Company fails to retain the Alex license, or does not obtain such additional licenses as may be needed, it could encounter delays in product development while it attempts to redesign its products or methods. The Company also could discover that the development, manufacture or sale of products requiring such licenses is simply not possible. In addition, the Company could incur substantial costs in defending any patent litigation brought against it or in asserting its patent rights, including those licensed to it by others, in a suit against another party. See "Patents, Trademarks and Proprietary Technology."

     TECHNOLOGICAL CHANGE AND COMPETITION. The Company is engaged in a field characterized by extensive research efforts and rapid technological development. New drug discoveries and developments in the fields of genomics, rational drug design and other drug discovery technologies are accelerating. Many companies and institutions, both public and private, exist that are engaged in developing synthetic pharmaceuticals and biotechnological products for human application, including the disease the Company has targeted.

     A number of the Company's competitors have substantially more capital, research and development, regulatory, manufacturing, marketing, human and other resources and experience than the Company. Furthermore, large pharmaceutical companies have been consolidating with each other, which has increased the resources available to them and concentrated the intellectual property assets in a few such competitors. Such competitors may develop products that are more effective or less costly than any of the Company's current or future products. Such competitors also may

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produce and market their products more successfully than the Company.  These competitors may develop technologies and products that are more effective than any the Company develops or that render the Company's technology and products obsolete or noncompetitive. See "Competition."

     PRODUCT LIABILITY RISKS. Product liability is a major risk in the testing and marketing of biotechnology and pharmaceutical products. This risk exists in human clinical trials and for products that receive regulatory approval for commercial sale. The Company may incur significant product liability exposure. When the Company develops a product suitable for human administration, it intends to secure adequate product liability coverage. However, insurers may not offer the Company product liability insurance, may raise the price of such insurance or may limit the coverage of such insurance. In addition, the Company may not be able to maintain such insurance in the future on acceptable terms and such insurance may not provide the Company with adequate coverage against potential liabilities either for clinical trials or commercial sales. Successful product liability claims in excess of the Company's insurance may adversely affect its business.

     ENVIRONMENTAL LIABILITY RISKS. The Company's research and development activities involve the controlled use of hazardous materials, chemicals, viruses and radioactive compounds. The Company is subject to federal, state and local laws and regulations governing the use, manufacture, storage, handling and disposal of such materials and certain waste products. Although the Company believes that its planned safety procedures for the handling and disposal of such materials comply with the standards prescribed by such laws and regulations, it cannot eliminate the risk of accidental contamination or injury from these materials. In the event of such an accident, the Company could be held liable for any damages that result and any such liability could exceed the Company's resources. The Company may be required to incur significant costs to comply with environmental laws and regulations in the future. Current or future environmental laws or regulations may materially adversely affect the Company's operations, business or assets.

     DEPENDENCE UPON KEY PERSONNEL; MANAGEMENT OF GROWTH. The success of the Company's operations during the foreseeable future will depend largely upon the continued services of the following individuals: John Doherty, the Company's President, Dr. Paul Mann, the Company's Treasurer and Secretary, and Dr. Jon Aase, the Company's Vice President. The loss of the services of Mr. Doherty, Dr. Mann or Dr. Aase could have a material adverse impact on the Company. Mr. Doherty, Dr. Mann and Dr. Aase have not entered into employment agreements with the Company. See "Management."

     The Company's success will also depend in part on its ability to manage, attract and retain qualified technical, management and sales personnel. Competition for such personnel is intense. There can be no assurance that the Company will be successful in attracting and retaining the personnel it requires to conduct its operations successfully. The Company's results of operations could be adversely affected if the Company were unable to attract, manage and retain these personnel or if its revenues fail to increase at a rate sufficient to absorb the resulting increase in expenses. See "Employees."

     CONTROL BY PRINCIPAL SHAREHOLDERS. As of December 1, 1999, each of Mr. Doherty and Dr. Mann beneficially owned approximately 36.88% of the outstanding shares of the Company's common stock through Alex, LLC, a New Mexico limited liability company which is the Company's majority shareholder ("Alex"). Alex's Managing Members, each of whom holds a 50% membership interest in Alex, are Mr. Doherty and Dr. Mann. Accordingly, Mr. Doherty and Dr. Mann collectively have the ability to control the election of all of the members of the Company's Board of Directors and the outcome of corporate actions requiring majority shareholder approval. Even as to corporate actions in which super-majority approval may be required, such as certain fundamental corporate transactions, Mr. Doherty and Dr. Mann will collectively control the outcome of such actions.

     ABSENCE OF PRIOR TRADING MARKET; POTENTIAL VOLATILITY OF STOCK PRICE. There has been no significant public market for the Company's common stock, and there can be no assurance that an actual trading market will ever develop or be maintained for the Company's common stock. The market price of the shares of the Company's common stock may be highly volatile. Factors such as fluctuation in the Company's operating results, the introduction of new products or services by the Company or its competitors, and general market conditions may have a significant effect on the market price of the Company's common stock. See "Market for Common Equity and Other Shareholder Matters."

     NEED FOR ADDITIONAL FUNDING.   The Company believes that its available
short-term assets and investment income will be sufficient to meet its operating expenses and capital expenditures through the current fiscal year. The Company does not know if additional financing will be available when needed, or if it is available, if it will be available on acceptable terms. Insufficient funds may prevent the Company from implementing its business strategy or may require the Company to delay, scale back or eliminate certain components of its business plan.

EMPLOYEES

     The Company currently has one full-time employee and two part-time employees, each of whom joined the Company on November 1, 1999. The Company's employees are non-union and none are represented by an organized labor union. The Company believes its relationship with its employees is very good and it has never experienced an employee related work stoppage. The Company will need to hire and retain highly-qualified experienced technical, management and sales personnel in order to execute its business plan, carry out product development and secure advantages over its competitors. No assurances can be given that the Company will be able to locate and hire such personnel, or that, if hired, the Company will continue to be able to pay the higher salaries necessary to retain such skilled employees.

CORPORATE HISTORY

     The Company was originally formed as a New Mexico corporation in April 1958 under the name Ideal Homes, Inc. ("Ideal"). Ideal was organized for the purpose of acquiring and developing real estate in the New Mexico area. In March 1968, Ideal changed its name to Enerdyne Corporation ("Enerdyne"). Enerdyne engaged in the business of acquiring real estate properties, exploring such properties for oil, gas and uranium ore deposits, and entering into mining leases for the development of such properties. Enerdyne's shares of common stock were publicly traded under the trading symbol "ENDY."

     In September 1999, Protalex, Inc., a New Mexico corporation
("Protalex"), acquired a majority of the issued and outstanding shares of common stock of Enerdyne from Don Hanosh, pursuant to a Stock Purchase Agreement between Protalex, Enerdyne and Mr. Hanosh. Under the Stock Purchase Agreement, in consideration for Mr. Hanosh's shares of common stock, Protalex executed a Promissory Note in the amount of $368,546.00 in favor of Mr. Hanosh.

     In November 1999, Protalex merged with and into Enerdyne pursuant to a Merger Agreement and Plan of Reorganization (the "Merger Agreement"), and Enerdyne changed its name to Protalex, Inc., thereby creating the Company. Under the Merger Agreement, each share of Protalex common stock outstanding immediately prior to the effective date of the merger was converted into 822 shares of the Company's common stock. After the merger, Protalex's former shareholders held approximately 92.28% of the shares of common stock of the Company, and Enerdyne's former shareholders held approximately 7.72% of the shares of common stock of the Company.

ADDITIONAL INFORMATION

     The Company intends to provide an annual report to its security holders, and to make quarterly reports available for inspection by its security holders. The annual report will include audited financial statements.

     Upon the filing of this registration statement, the Company will be subject to the informational requirements of the Securities Exchange Act of 1934 (the "Exchange Act") which will require the Company to file reports, proxy statements and other information with the Securities and Exchange Commission (the "SEC"). Such reports, proxy statements and other information may be inspected at public reference facilities of the SEC at Judiciary Plaza, 450 Fifth Street N.W., Washington D.C. 20549; Northwest Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661; 7 World Trade Center, New York, New York, 10048; and 5670 Wilshire Boulevard, Los Angeles, California

90036. Copies of such material can be obtained from the Public Reference Section of the SEC at Judiciary Plaza, 450 Fifth Street N.W., Washington, D.C. 20549 at prescribed rates, or by visiting the SEC's Internet website at www.sec.gov.


                         MANAGEMENT'S DISCUSSION AND ANALYSIS

     WITH THE EXCEPTION OF HISTORICAL MATTERS, THE MATTERS DISCUSSED HEREIN ARE FORWARD LOOKING STATEMENTS THAT INVOLVE RISKS AND UNCERTAINTIES. FORWARD LOOKING STATEMENTS INCLUDE, BUT ARE NOT LIMITED TO, STATEMENTS CONCERNING ANTICIPATED TRENDS IN REVENUES AND NET INCOME, THE DATE OF INTRODUCTION OR COMPLETION OF THE COMPANY'S PRODUCTS, PROJECTIONS CONCERNING OPERATIONS AND AVAILABLE CASH FLOW. THE COMPANY'S ACTUAL RESULTS COULD DIFFER MATERIALLY FROM THE RESULTS DISCUSSED IN SUCH FORWARD LOOKING STATEMENTS. THE FOLLOWING DISCUSSION OF THE COMPANY'S FINANCIAL CONDITION AND RESULTS OF OPERATIONS SHOULD BE READ IN CONJUNCTION WITH THE COMPANY'S FINANCIAL STATEMENTS AND THE RELATED NOTES THERETO APPEARING ELSEWHERE HEREIN.

OVERVIEW

The Company is a development stage enterprise engaged in the development and marketing of organic chemical molecules for the treatment of arthritis. The Company's business is a continuation of the business of Protalex, Inc., a New Mexico corporation incorporated on September 17, 1999 ("Protalex"). During the period from Protalex's inception until October 31, 1999, Protalex acquired a majority interest in Enerdyne Corporation, a New Mexico corporation ("Enerdyne"), a publicly traded company. On November 15, 1999, Protalex merged with and into Enerdyne, thereby creating the Company. These transactions position the Company as a publicly held entity with full ability to raise capital from all sources public and private. Consistent with its development stage status, Protalex had no operating revenue from its inception through the date of its merger with Enerdyne, nor does the Company expect to have operating revenues in the foreseeable future.

PLAN OF OPERATION

The principal goal in the Company's plan of operation is to seek private and public investment capital to fund operations and development activities necessary to bring its bioregulator products to market. Efforts are currently ongoing with private fundraising. A private placement of Company stock in the amount of $5,000,000 is planned for early next year. Concurrently with seeking investment capital, the Company is developing its corporate commercialization base and planning marketing and production strategies.

The Company's primary asset is its perpetual, exclusive license agreement with Alex, LLC, a New Mexico limited liability company ("Alex"), for commercial rights to bioregulator technology that the Company intends to utilize to produce and market its bioregulator products in the future. The Company expects to work closely with Alex over the next few years. Alex will perform pure research activities and the Company will perform all development and marketing activities for potential bioregulator products. The Company's current activities include conducting pre-clinical trials and studies in connection with an identified potential bioregulator product and associated research activities. There had been no reimbursement costs to Alex for research as of October 31, 1999.

A full discussion of the scientific theory behind bioregulator technology and its potential product applications, the research, development and FDA approval process that the Company faces, and the current status of Alex's research activities may be found elsewhere in this registration statement. Please review this material as an important source to evaluate the Company's prospects in light of the risks, expenses and difficulties frequently encountered by companies in the earliest stage of development. The Company's ability to realize future operating revenue is dependent on the Company successfully producing a product that provides significant benefits in humans with appropriately low side effects and completing all trials, procedures and protocols necessary to gain ultimate FDA approval for sale of a product to the public. Even if the Company gains FDA approval, the product may not be successful in the marketplace. The Company estimates that it will take 2 to 3 years to bring a product to market and business conditions may change during that time. Alex expects to gain patent protection on its intellectual technology but has no patents currently.

LIQUIDITY AND OPERATIONS

Short and longer-term financial operations will consist solely of development stage cost outlays. In addition to monies owed to Alex for granting the technology license to the Company, the Company now has three employees who are full or part-time laboratory technicians. Pre-clinical animal trials will commence around the first of the year requiring significant capital. The Company also expects to incur travel and promotion expenses and professional fees as part of raising investment capital. The Company has an educational website under construction and will have modest outlays for computer equipment and infrastructure during the coming year. The cost of trials and studies necessary to bring the Company's potential products to market are significant and will require the majority of raised capital during the development period. Prior to its merger with Enerdyne, Protalex successfully raised private capital in amounts sufficient to fund the Company's projected operations for approximately six to nine months. Sufficient capital and liquidity to finance the continued operations of the Company are dependent on the raising of adequate investment capital over both the short and long-term. If funding is insufficient at any time in the future, the Company may be unable to continue its operations, its development efforts or its ability to continue scientific research through Alex.

Protalex incurred a loss from its inception to its merger with Enerdyne. Thereafter, the Company has incurred losses and expects to incur significant cumulative losses over the next two to three years. There is no comparison of results of operations to prior periods as Protalex commenced its operations as of September 17, 1999.

IMPACT OF THE YEAR 2000

The Company does not expect that the Year 2000 computer problem (commonly referred to as "Y2K") will have any significant effect on its business or operations. The Company's use of computers is limited to personal computers that it bought recently. The Company uses basic operating and applications software, all of which was factory installed or purchased recently from retail vendors. However, the Company has not investigated and nor does it have the resources to investigate whether its suppliers or customers are Y2K compliant. No assurance can be given that they are Y2K compliant, and if they are not, the Company's business may be adversely affected.

                               DESCRIPTION OF PROPERTY

     The Company's office is located at 1518 Cornell Drive N.E., Albuquerque, New Mexico 87106. The Company is permitted to use this office free of charge pursuant to an oral agreement with its President, Mr. John Doherty, who leases the property on which the Company's office is located. The Company intends to move to a larger facility once it secures additional financing.

            SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

     The following table sets forth certain information regarding beneficial ownership of the Company's common stock as of December 1, 1999, (i) by each person who is known by the Company to own beneficially more than 5% of its common stock, (ii) by each of the Company's directors, and (iii) by all of the Company's officers and directors as a group. Except as provided below, each person's address is c/o Protalex, Inc., P.O. Box 30952, Albuquerque, New Mexico 87190.

                                             Amount and Nature of
      Name and Address of Beneficial Owner     Beneficial Owner     Percentage of Class(1)
      ------------------------------------   --------------------   ----------------------
      John E. Doherty(2)                             3,312,660              36.88%

      Paul L. Mann, Ph.D.(2)                         3,312,660              36.88%

      Jon M. Aase, M.D.                                276,192               3.07%

      Arthur D. Bankhurst, M.D.                        276,192               3.07%

      James K. Strattman                               451,278               5.02%

      All Executive Officers and Directors
      (5 persons)                                    7,628,982              84.92%

________________
(1) Based on a total of 8,982,547 outstanding shares of the Company's common stock.
(2) Figures shown for Mr. Doherty and Dr. Mann reflect their respective 50% ownership of Alex, LLC, a New Mexico limited liability company, which holds 6,625,320 shares of the Company's common stock.

                                      MANAGEMENT

DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

     The following table sets forth certain information with respect to the Company's directors and executive officers.


                Name                Age                 Position
      --------------------------    ---       ---------------------------------
      John E. Doherty                45       President and Director

      Paul L. Mann, Ph.D.            54       Treasurer, Secretary and Director

      Jon M. Aase, M.D.              63       Vice President and Director

      Arthur D. Bankhurst, M.D.      62       Director

      James K. Strattman             40       Director

JOHN E. DOHERTY. Mr. Doherty has served as President and a director of the Company since November 1999, and previously served as a director of Enerdyne since August 1999. From October to November 1999, Mr. Doherty was President and a director of Protalex. From 1976 to 1994, Mr. Doherty was a vice president and principal of Doherty & Co., an investment banking firm. During this time he was involved in the early and later stage financing of companies such as Thoratec Laboratories, SeraCare, Inc., Excalibur Technologies, and Cypress Biosciences, Inc. Mr. Doherty attended Tufts University in Boston, Massachusetts. From 1994 to the present, Mr. Doherty has been a private investor, and over the last year and a half was involved with the early stage development of Protalex.

PAUL L. MANN, PH.D. Dr. Mann has served as Treasurer, Secretary and a director of the Company since November 1999, and previously served as a director of Enerdyne since August 1999. From October to November 1999, Dr. Mann was Treasurer, Secretary and a director of Protalex. Dr. Mann is the inventor of bioregulator therapy. After earning his bachelors and masters degrees at the University of Victory in New Zealand, he pursued his Ph.D. at Queens University in Canada and as an Inserm Fellow at the Centre Haeyem/Pasteur Institute in Paris. He engaged in further research at the National Institute of Health in Bethesda, Maryland and at John Hopkins University School of Medicine. In 1981, he joined the faculty at the University of New Mexico School of Medicine in Albuquerque, where he now holds the rank of Associate Professor in the College of Pharmacy and in the Department of Family Practice. His research into the biology and function of bioregulator compounds spans 20 years, resulting in more than 2 dozen publications.

JON M. AASE, M.D. Dr. Aase has served as Vice President and a director of the Company since November 1999, and previously served as a director of Enerdyne since August 1999. Dr. Aase graduated from Pomona College in Claremont, California and received his medical degree from Yale University in New Haven, Connecticut. After a pediatric internship at the University of Minnesota and residency at the University of Washington, he spent two years studying the native population of Alaska as a fellow of the National Institute of Child Health and Human Development. He then returned to Seattle for a two-year fellowship in dysmorphology (the study of birth defects) with Dr. David W. Smith. In 1974, Dr. Aase joined the faculty of the University of New Mexico School of Medicine, where he served as chief of the dysmorphology division for 16 years. His bibliography contains more than 40 published articles and a textbook, DIAGNOSTIC DYSMORPHOLOGY (Plenum, New York, 1990). Dr. Aase is now a Clinical Professor of Pediatrics at the University of New Mexico. Dr. Aase is the brother-in-law of Mr. Doherty.

ARTHUR D. BANKHURST, M.D. Dr. Bankhurst has served as a director of the Company since November 1999, and previously served as a director of Enerdyne since August 1999. Dr. Bankhurst earned his bachelors degree in biochemistry from the Massachusetts Institute of Technology, and his M.D. from Case Western Reserve University. He served as a research fellow at the Hall Institute of Medical Research in Melbourne, Australia and as a senior research fellow at the WHO Research Unit in Geneva, Switzerland. He joined the faculty of the University of New Mexico in 1971, and now holds a joint professorship in internal medicine and microbiology. Dr. Bankhurst's professional accomplishments in the fields of arthritis and immunology are reflected in his being named Senior Investigator for the Arthritis Foundation from 1974-1979, as well as serving as associate editor of several prestigious medical journals. These journals include THE JOURNAL OF IMMUNOLOGY (1984-1987), DIAGNOSTIC IMMUNOLOGY (1984-1988), and CLINICAL IMMUNOLOGY AND IMMUNOPATHOLOGY (1988-present). With more than 140 publications to his credit, Dr. Bankhurst has a national reputation as an investigator, and has participated in a number of multi-center trials of anti-arthritis drugs.

JAMES K. STRATTMAN. Mr. Strattman has served as a director of the Company since November 1999, and previously served as a director of Enerdyne since August 1999. Mr. Strattman is currently employed at Excalibur Technologies Corporation, a publicly traded software company. He has held several senior executive positions, including Director of Engineering and Director of Business Development. During the last ten years, Mr. Strattman has provided venture capital investments to several public companies through private placements.

                                EXECUTIVE COMPENSATION

EXECUTIVE OFFICER COMPENSATION

     The Company did not pay any of its executive officers, including its Chief Executive Officer, any compensation during the fiscal year ended December 31, 1998.

EMPLOYMENT AGREEMENTS

     The Company does not have employment agreements with any of its executive officers.

DIRECTOR COMPENSATION

     The Company does not compensate its directors.

                    CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

     Alex, LLC, a New Mexico limited liability company ("Alex"), holds approximately 73.76% of the Company's outstanding common stock. Alex's Managing Members, each of whom holds a 50% membership interest in Alex are John Doherty, the Company's President, and Dr. Paul Mann, the Company's Treasurer and Secretary. Mr. Doherty and Dr. Mann are also members of the Company's Board of Directors.

     The bioregulator technology which the Company intends to develop and bring to market is currently licensed by the Company from Alex pursuant to a Technology License Agreement. Under the Technology License Agreement, the Company has the right to use the bioregulator technology to research, design, develop, market and sell products which incorporate the bioregulator technology and which are used for the therapeutic treatment of rheumatoid arthritis and other forms of arthritis. In exchange for this right, the Company is required to pay Alex a $20,000 non-refundable license fee. In addition, at the Company's formation it issued to Alex 10,000 shares of its common stock, at an aggregate value of $300, as partial payment for the license. The Company is not obligated to pay Alex any royalties or other compensation based on the sale or distribution of the Company's bioregulator products. The Technology License Agreement also provides that if Alex is issued a patent for the bioregulator technology it licenses to the Company, the Company will be allowed to continue using the patented bioregulator technology, either by way of an amendment to the Technology License Agreement or an agreement by Alex not to enforce its patent rights against the Company.

     In September 1999, Alex advanced $20,000 to the Company's counsel in connection with the acquisition of Protalex by Enerdyne and the preparation of this registration statement. The Company intends to repay this sum, along with the $20,000 fee owed under the Technology License Agreement, within 30 to 60 days after this registration statement is filed.

     The Company leases an office facility under an oral agreement with Mr. Doherty, pursuant to which Mr. Doherty does not charge the Company rent. See "Description of Property."

     The Company is a party to a Promissory Note in the amount of $368,546.00, originally executed by Protalex pursuant to a Stock Purchase Agreement between Protalex, Enerdyne and Don Hanosh. See "Corporate History." The payments due under the Promissory Note are personally guaranteed by Mr. Doherty and by James Strattman, a director of the Company.


                                  LEGAL PROCEEDINGS

     The Company is not a party to any pending legal proceedings.


                MARKET FOR COMMON EQUITY AND OTHER SHAREHOLDER MATTERS

     The Company's common stock is currently traded on the National Quotation Bureau, LLC "Pink Sheets" under the symbol "ENDY." The common stock of Enerdyne was traded on the OTC Bulletin Board, also under the symbol "ENDY." The following table sets forth, for the fiscal periods indicated, the high and low closing bid prices for the common stock of Enerdyne, as reported on the OTC Bulletin Board. The quotations for the common stock traded on the OTC Bulletin Board may reflect inter-dealer prices, without retail mark-up, mark-down or commission and may not necessarily represent actual transactions.


                                               HIGH         LOW
                                             --------     -------
      FISCAL YEAR 1997
          FIRST QUARTER                       0.125        0.125
          SECOND QUARTER                      0.125        0.125
          THIRD QUARTER(1)                     N/A          N/A
          FOURTH QUARTER                      0.125        0.125

      FISCAL YEAR 1998
          FIRST QUARTER(1)                     N/A          N/A
          SECOND QUARTER                      0.125        0.125
          THIRD QUARTER(1)                     N/A          N/A
          FOURTH QUARTER                      0.125        0.125

      FISCAL YEAR 1999
          FIRST QUARTER                       0.125        0.125
          SECOND QUARTER(1)                    N/A          N/A
          THIRD QUARTER(1)                     N/A          N/A

___________________

(1) No trading activity occurred for the common stock of Enerdyne during the third quarter of fiscal year 1997, the first and third quarters of fiscal year 1998, and the second and third quarters of fiscal year 1999.

     As of December 1, 1999, the Company had 8,982,547 shares of common stock outstanding, which were held by 348 shareholders of record. The transfer agent for the Company's common stock is Standard Registrar & Transfer Agency, P.O. Box 1411, Albuquerque, NM 87191. The Company's market maker is Carr Securities, 1 Penn Plaza, Suite 4720, New York, NY 10019.

     Pursuant to NASD Rule 6530 (the "Eligibility Rule"), the Company's common stock was delisted from the OTC Bulletin Board on November 18, 1999. The Eligibility Rule requires companies listed on the OTC Bulletin Board to make current filings pursuant to Sections 13 or 15(d) of the Securities Exchange Act of 1934, as amended. The Company is submitting this registration statement to the SEC in order to comply with the Eligibility Rule, among other reasons. The Company intends to apply for its common stock to be re-listed on the OTC Bulletin Board once this registration statement is declared effective and the Eligibility Rule has been satisfied.

DIVIDEND POLICY

     The Company has never declared or paid cash dividends on its common stock. The Company currently anticipates that it will retain all future earnings for use in the operation and expansion of its business and does not anticipate paying any cash dividends in the foreseeable future.


                       RECENT SALES OF UNREGISTERED SECURITIES

     In November 1999, the Company issued a total of 8,289,048 shares of its common stock to Protalex, Inc., a New Mexico corporation ("Protalex"), in connection with its acquisition of Protalex pursuant to a Merger Agreement and Plan of Reorganization. The Company issued these shares in reliance upon the exemption from registration in Section 4(2) of the Securities Act of 1933, as amended.


                              DESCRIPTION OF SECURITIES

     The Company is authorized to issue 40,000,000 shares of common stock, of which 8,982,547 shares were outstanding as of December 1, 1999. Holders of common stock are entitled to dividends, pro rata, when, as and if declared by the Board of Directors out of funds available therefor. Holders of common stock are entitled to cast one vote for each share held at all shareholder meetings for all purposes, including the election of directors. The holders of more than one-half of the common stock issued and outstanding and entitled to vote, present in person or by proxy, constitute a quorum at all meetings of shareholders, but in no event shall a quorum consist of less than one-third of the shares entitled to vote at such meetings. The vote of the holders of a majority of common stock present at such a meeting will decide any question brought before such meeting, except for certain actions which pursuant to the New Mexico Business Corporations Act require the vote of a greater percentage of the outstanding common stock. Upon liquidation or dissolution, the holder of each outstanding share of common stock will be entitled to share equally in the assets of the Company legally available for distribution to such shareholder after payment of all liabilities. Under the Company's Articles of Incorporation, holders of the Company's common stock are denied any preemptive, subscription, redemption rights or registration rights.


                      INDEMNIFICATION OF DIRECTORS AND OFFICERS

     The New Mexico Business Corporations Act provides for indemnification of a corporation's officers and directors for liabilities that they may incur in such capacities. In general, a corporation has the power to indemnify any person made a party to any proceeding by reason of the fact that the person is or was an officer or directors if (i) the person acted in good faith, (ii) the person reasonably believed, in the case of conduct in his official capacity with the corporation, that his conduct was in the corporation's best interests, and in all other cases, that his conduct was at least not opposed to the corporation's best interests, and (iii) in the case of any criminal proceeding, the person had no reasonable cause to believe his conduct was unlawful. However, the Company's Articles of Incorporation and Bylaws do not provide for indemnification of the Company's officers and directors.

     Insofar as indemnification for liabilities arising under the Securities Act may be available to directors, officers or persons controlling the Company pursuant to the foregoing provision, the Company has been informed that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Act and is therefore unenforceable.

                    CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS
                        ON ACCOUNTING AND FINANCIAL DISCLOSURE

     The Company has not had any changes in or disagreements with its accountants since inception.

                                       PART F/S










                        CONSOLIDATED FINANCIAL STATEMENTS
                            AND REPORT OF INDEPENDENT
                          CERTIFIED PUBLIC ACCOUNTANTS

                          PROTALEX, INC. AND SUBSIDIARY

                                OCTOBER 31, 1999

                                 C O N T E N T S


                                                                                                Page
REPORT OF INDEPENDENT CERTIFIED
       PUBLIC ACCOUNTANTS........................................................................F-1

CONSOLIDATED FINANCIAL STATEMENTS

       BALANCE SHEET.............................................................................F-2

       STATEMENT OF OPERATIONS...................................................................F-3

       STATEMENT OF STOCKHOLDERS' DEFICIT........................................................F-4

       STATEMENT OF CASH FLOWS ................................................................F-5-6

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS....................................................F-7-12



               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS



Board of Directors
Protalex, Inc. and Subsidiary


We have audited the accompanying consolidated balance sheet of Protalex, Inc. and Subsidiary (a New Mexico corporation in the development stage) as of October 31, 1999, and the consolidated related statements of operations, stockholders' deficit and cash flows for the period from September 17, 1999 (inception) through October 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Protalex, Inc. and Subsidiary as of October 31, 1999, and the results of its operations and its cash flows for the period from September 17, 1999 through October 31, 1999 in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. The Company is in the development stage and its ability to continue as a going concern is initially dependent on its ability to raise adequate capital to fund necessary product development activities and subsequently on the inflow of operating revenue derived from developed products which must be regulatory approved and market accepted. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.



                                                 ATKINSON & CO., LTD.

Albuquerque, New Mexico
November 30, 1999

                          PROTALEX, INC. AND SUBSIDIARY
                      (A COMPANY IN THE DEVELOPMENT STAGE)

                           CONSOLIDATED BALANCE SHEET

                                OCTOBER 31, 1999

                                      ASSETS

CURRENT ASSETS
  Cash                                                                        $         23,531
  Prepaid expense                                                                        6,604
                                                                              ----------------

         Total current assets                                                                       $         30,135

OTHER ASSETS
  Note receivable, individual                                                          118,547
  Interest receivable                                                                    1,608
  Intellectual technology license                                                       20,300               140,455
                                                                              ----------------      ----------------

                                                                                                    $        170,590
                                                                                                    ----------------
                                                                                                    ----------------
                                   LIABILITIES
CURRENT LIABILITIES
  Accounts payable                                                            $          2,619
  Salaries payable                                                                       1,713
  Payroll taxes payable                                                                    837
  Professional fees payable                                                              7,389
  Related party advance and license fee payable                                         40,000
  Interest payable                                                                       4,998
                                                                              ----------------

         Total current liabilities                                                                  $         57,556

LONG-TERM LIABILITIES
  Note payable to individual                                                                                 368,546
                                                                                                    ----------------
         Total liabilities                                                                                   426,102

MINORITY INTEREST                                                                                             52,000

STOCKHOLDERS' DEFICIT
  Common stock, no par value, authorized 100,000
    shares, 10,084 shares, issued and outstanding                                       25,300
  Common stock, contra                                                                (302,000)
  Deficit accumulated during the development stage                                     (30,812)             (307,512)
                                                                             -----------------     -----------------

                                                                                                   $         170,590
                                                                                                    ----------------
                                                                                                    ----------------



         The accompanying notes are an integral part of this statement.

                          PROTALEX, INC. AND SUBSIDIARY
                      (A COMPANY IN THE DEVELOPMENT STAGE)

                      CONSOLIDATED STATEMENT OF OPERATIONS

          FROM INCEPTION (SEPTEMBER 17, 1999) THROUGH OCTOBER 31, 1999


                                                                                                  From Inception
                                                                       Period Ended                   Through
                                                                     October 31, 1999            October 31, 1999
                                                                     ----------------            ----------------
Revenue
  Interest                                                           $           1,608           $           1,608

Expenses
  Salaries                                                                       3,733                       3,733
  Professional fees                                                             20,785                      20,785
  Interest                                                                       4,998                       4,998
  Administrative                                                                 1,323                       1,323
  Development                                                                    1,295                       1,295
  Payroll tax expense                                                              286                         286
                                                                     -----------------           -----------------

         NET LOSS                                                    $        (30,812)           $         (30,812)
                                                                     ================            =================

Loss per common share                                                $          (3.08)           $          (3.08)
                                                                     ================            ================



         The accompanying notes are an integral part of this statement.

                          PROTALEX, INC. AND SUBSIDIARY
                      (A COMPANY IN THE DEVELOPMENT STAGE)

                 CONSOLIDATED STATEMENT OF STOCKHOLDERS' DEFICIT

          FROM INCEPTION (SEPTEMBER 17, 1999) THROUGH OCTOBER 31, 1999


                                                                                                         Deficit
                                                                                                       Accumulated
                                                          Common Stock             Common             In The
                                                -----------------------------      Stock-          Development
                                                    Shares           Amount        Contra             Stage           Total
                                                ------------    -------------   -------------      ------------    -----------
SEPTEMBER 17, 1999 --initial issuance
  of 10,000 shares for intellectual
  technology license at $.03 per
  share                                             10,000          $   300        $       -        $         -       $     300

SEPTEMBER 30, 1999 -- cost of public
  shell acquisition over net assets
  acquired to be accounted for as a
  recapitalization                                       -                -         (250,000)                 -        (250,000)

OCTOBER 27, 1999 issuance of 84
  shares to individual for $25,000                      84           25,000                 -                 -           25,000

Net loss for the period                                  -                -                 -          (30,812)         (30,812)

44% minority interest in net assets
  of subsidiary to be accounted for as
  recapitalization                                       -                -          (52,000)                 -         (52,000)
                                                ------------    -------------   -------------    ----------------   ------------

                                                    10,084          $25,300       $ (302,000)       $  (30,812)       $(307,512)
                                                ============    =============   =============    ================   ============



         The accompanying notes are an integral part of this statement.

                          PROTALEX, INC. AND SUBSIDIARY
                      (A COMPANY IN THE DEVELOPMENT STAGE)

                      CONSOLIDATED STATEMENT OF CASH FLOWS

       PERIOD FROM INCEPTION (SEPTEMBER 17, 1999) THROUGH OCTOBER 31, 1999


                                                                                                  From Inception
                                                                       Period Ended                   Through
                                                                     October 31, 1999             October 31, 1999
                                                                     ----------------             ----------------
Cash flows from operating activities
  Net loss                                                           $         (30,812)          $         (30,812)
  Adjustments to reconcile net loss to net
    cash provided by operating activities
      (Increase) in interest receivable                                         (1,608)                     (1,608)
      (Increase) in prepaid expense                                             (6,604)                     (6,604)
      Increase in salaries payable                                               1,713                       1,713
      Increase in accounts payable                                               2,619                       2,619
      Increase in payroll taxes payable                                            837                         837
      Increase in interest payable                                               4,998                       4,998
      Increase in professional fees payable                                      7,389                       7,389
      Increase in related party advance
       and licenses fee payable                                                 40,000                      40,000
                                                                     -----------------           -----------------

         Net cash provided by operating activities                              18,532                      18,532
                                                                     -----------------           -----------------

Cash flows from investing activities
  Acquisition of intellectual technology license
    - fee portion                                                              (20,000)                    (20,000)
  Excess of amounts paid for Public Shell
    over assets acquired to be accounted for
    as a recapitalization                                                     (250,000)                   (250,000)
  Note receivable from individual                                             (118,547)                   (118,547)
  Issuance of note payable to individual                                       368,546                     368,546
                                                                     -----------------           -----------------

         Net cash used in investing activities                                 (20,001)                    (20,001)
                                                                     -----------------           -----------------

Cash flows from financing activities
  Proceeds from stock issuance                                                  25,000                      25,000
                                                                     -----------------           -----------------

         Net cash provided by financing activities                              25,000                      25,000
                                                                     -----------------           -----------------

NET INCREASE  (DECREASE) IN CASH                                                23,531                      23,531

Cash, beginning of period                                                            -                           -
                                                                     -----------------           ------------------

Cash, end of period                                                  $          23,531           $          23,531
                                                                     =================           =================



         The accompanying notes are an integral part of this statement.

                          PROTALEX, INC. AND SUBSIDIARY
                      (A COMPANY IN THE DEVELOPMENT STAGE)

                 CONSOLIDATED STATEMENT OF CASH FLOWS -CONTINUED

       PERIOD FROM INCEPTION (SEPTEMBER 17, 1999) THROUGH OCTOBER 31, 1999


                                                                                                  From Inception
                                                                       Period Ended                   Through
                                                                     October 31, 1999             October 31, 1999
                                                                     ----------------             ----------------
Interest paid                                                        $            -              $            -
                                                                     =================           ==================
Taxes paid                                                           $            -              $            -
                                                                     =================           ==================



              SUPPLEMENTAL SCHEDULE OF NONCASH INVESTING ACTIVITIES


10,000 shares of company stock were issued as part of the cost of acquisition of the intellectual technology
  license at inception - value at $.03 per share                     $             300           $             300
                                                                     =================           =================



         The accompanying notes are an integral part of this statement.

                          PROTALEX, INC. AND SUBSIDIARY
                      (A COMPANY IN THE DEVELOPMENT STAGE)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

          FROM INCEPTION (SEPTEMBER 17, 1999) THROUGH OCTOBER 31, 1999


NOTE A - DESCRIPTION OF OPERATIONS AND DEVELOPMENT STAGE STATUS

    Protalex, Inc. (the Company or Protalex) is a development stage enterprise incorporated on September 17, 1999 and based in Albuquerque, New Mexico. The Company was formed to take all necessary steps to fully develop and bring to commercial realization certain intellectual property and research of Dr. Paul Mann in connection with the use of bioregulatory compounds for the treatment of human diseases. The Company has no operating revenue.

    The Company owns 56% of Enerdyne Corporation (Enerdyne or Public Shell), a Public Shell company with minimal net assets as of October 31, 1999. On November 15, 1999, the Company completed a reverse merger of the Company with Enerdyne to position the Company as a publicly held entity with full ability to raise capital from both public and private sources.


NOTE B-SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

    PRINCIPLES OF CONSOLIDATION AND MINORITY INTEREST--The financial statements include the accounts of the Company and its majority owned subsidiary Enerdyne. The minority interest represents the 44% separate public ownership of Enerdyne's net assets at October 31, 1999. As there were no transactions for Enerdyne for the period, there is no minority interest in the net income or loss of the subsidiary. There were no intercompany accounts or balances to eliminate in the consolidation.

    CONCENTRATION OF CREDIT RISK--Financial instruments potentially subjecting the Company to concentrations of credit risk consist primarily of deposits in excess of FDIC limits. The Company's demand deposits are placed with major financial institutions and the Company does not believe that it is exposed to undue credit risk for any demand deposits that may from time to time exceed the federally insured limits.

    ESTIMATES--The preparation of financial statements in conformity with generally accepted accounting principles requires the Company to make estimates and assumptions affecting the reported amounts of assets, liabilities, revenues and expense, and the disclosure of contingent assets and liabilities. The amounts estimated could differ from actual results.

    INCOME (LOSS) PER COMMON SHARE--The Financial Accounting Standards Board
    (FASB) has issued Statements of Financial Accounting Standards No. 128 "Earnings Per Share" (SFAS No. 128) which is effective for periods ending after December 15, 1997. SFAS No. 128 provides for the calculation of "Basic" and "Diluted" earnings per share. Basic earnings

                          PROTALEX, INC. AND SUBSIDIARY
                      (A COMPANY IN THE DEVELOPMENT STAGE)

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED

          FROM INCEPTION (SEPTEMBER 17, 1999) THROUGH OCTOBER 31, 1999


NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - CONTINUED

    per share includes no dilution and is computed by dividing income (loss) available to common shareholders by the weighted average number of common shares outstanding for the period. There were no securities outstanding at October 31, 1999 that could affect the calculation of basic earnings per share through dilution. Therefore diluted earnings (loss) per share is not presented.

    INCOME TAXES--Income taxes are recognized using enacted tax rates, and are composed of taxes on financial accounting income that is adjusted for the requirement of current tax law and deferred taxes. Deferred taxes are the expected future tax consequences of temporary differences between the financial statement carrying amounts and tax bases of existing assets and liabilities. The Corporation does not expect to have current income taxes payable or deferred tax balances for the foreseeable future.

    OTHER COMPREHENSIVE INCOME--From September 17, 1999 (inception) through October 31, 1999, the Company had no changes in equity which constitute components of other comprehensive income.


NOTE C - SUBSEQUENT REVERSE MERGER AND PRO FORMA INFORMATION

    On November 15, 1999, Enerdyne Corporation ( Enerdyne or Public Shell) acquired all of the outstanding common stock of Protalex, Inc. (Protalex or the Company) in exchange for the issuance of additional shares of Enerdyne stock. The ratio of exchange was 822 shares of Enerdyne stock issued for each share of Protalex stock received. For accounting purposes, the acquisition has been treated as an acquisition of Enerdyne by Protalex and as a recapitalization of Protalex. The historical financial statements presented herein are for the balance sheet only. This is consistent with the requirements of reverse merger accounting that specifies that the results of operations include only those of the accounting acquirer and that the retained earnings (deficit) of only the accounting acquirer carries over. Concurrently with the share exchange, Enerdyne changed its name to Protalex, Inc.

                          PROTALEX, INC. AND SUBSIDIARY
                      (A COMPANY IN THE DEVELOPMENT STAGE)

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED

          FROM INCEPTION (SEPTEMBER 17, 1999) THROUGH OCTOBER 31, 1999


NOTE C - SUBSEQUENT REVERSE MERGER AND
               PRO FORMA INFORMATION - CONTINUED

    Pro forma information giving effect to the acquisition as if the acquisition took place on October 31, 1999 is presented as follows:


                                             Protalex,          Enerdyne            Pro forma            Pro forma
          Account Description                  Inc.           Corporation          Adjustments         Balance Sheet
  -------------------------------------    --------------    ---------------     ----------------    ------------------
  Cash                                     $       23,531    $            -      $             -     $          23,531
  Note receivable shareholder                          -            118,547                    -               118,547
  License                                         20,300                  -                    -                20,300
  Investment in Enerdyne                         368,546                  -            (368,546)                     -
  Other current assets                             8,212                  -                    -                 8,212
  Other current liabilities                     (17,555)                  -                    -              (17,555)
  Accounts payable Alex                         (40,000)                  -                    -              (40,000)
  Note payable                                 (368,546)                  -                    -             (368,546)
  Common stock                                  (25,300)          (833,459)              714,912             (143,847)
  Additional paid in capital                           -        (1,105,014)            1,105,014                     -
  Treasury stock                                       -            430,424            (430,424)                     -
  Accumulated deficit                             30,812          1,389,502          (1,389,502)                30,812
  Common stock - contra                                -                  -              368,546               368,546
                                           --------------    ---------------     ----------------    ------------------

                                           $           -     $            -      $             -     $               -
                                           ==============    ===============     ================    ==================



    Additional pro forma information in connection with stock amounts and number of shares issues is as follows:


                                                    Protalex, Inc.                       Enerdyne Corporation
                                           ---------------------------------     --------------------------------------
          Account Description                 Shares             Amount              Shares               Amount
  -------------------------------------    --------------    ---------------     ----------------    ------------------
  Common stock                                    10,084     $       25,300            1,578,907     $         833,459
  822 to 1 stock recapitalization                (10,084)                 -            8,289,048                     -
  Cancellation of shares                                                  -                                          -
    Formerly held by Protalex in
    Enerdyne                                           -                               (885,408)
  Increase to record net assets                                     118,547                    -                     -
    of Enerdyne                                        -
  Cancellation of common stock                                            -                    -             (833,459)
    Amounts for Enerdyne                               -
  Name change to Protalex, Inc.                        -                  -                    -                     -
                                           --------------    ---------------     ----------------    ------------------

                                                       -     $      143,847            8,982,547     $               -
                                           ==============    ===============     ================    ==================


                          PROTALEX, INC. AND SUBSIDIARY
                      (A COMPANY IN THE DEVELOPMENT STAGE)

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED

          FROM INCEPTION (SEPTEMBER 17, 1999) THROUGH OCTOBER 31, 1999


NOTE C - SUBSEQUENT REVERSE MERGER AND
               PRO FORMA INFORMATION - CONTINUED


                                                                       PROTALEX, INC.
                                                             ------------------------------------
                                                                 Amounts              Shares
                                                             ---------------     ----------------
  Final pro forma stock shares
    and amounts as a result of
    recapitalization                                         $    143,847            8,982,547
                                                             ===============     ================



    The pro forma presentation and adjustments reflect the following items of note:

         - Elimination of the all equity accounts for Enerdyne. Protalex is the accounting acquirer.

         - The issuance of Enerdyne stock in the ratio of 822 shares for each share of Protalex, Inc. received.

         - The recording of a common stock "contra" account to reflect the consideration paid by Protalex to a former shareholder of Enerdyne to acquire a majority ownership position in the Public Shell. Goodwill is not recorded.

         - The common stock dollar amounts are increased for the net assets acquired from the Public Shell in the merger ($118,547).

         -        Shares authorized are 40,000,000.


NOTE D - INTELLECTUAL TECHNOLOGY LICENSE

    The Company has a technology license agreement with Alex LLC (Alex), a New Mexico Limited Liability Company, for commercial rights to develop bioregulator type product(s) based on the intellectual property and ongoing research of Dr Paul Mann. Dr. Mann is an owner of Alex and an officer, a shareholder and director of the Company. The Company issued 10,000 shares of Company stock as partial payment for the license at the formation of the Company. The Company has recorded this nonmonetary transaction at a nominal amount (3 cents per share) based on the business risk of the development stage venture. In addition, the Company agreed to pay a $20,000 license fee to Alex. As the license is exclusive and perpetual, the Company will amortize the license amount over a 20- year life on a straight line basis. Due to the development stage status of the Company, it will review the value of the license for impairment on a quarterly basis.

                          PROTALEX, INC. AND SUBSIDIARY
                      (A COMPANY IN THE DEVELOPMENT STAGE)

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED

          FROM INCEPTION (SEPTEMBER 17, 1999) THROUGH OCTOBER 31, 1999


NOTE E- INCOME TAXES

    The Company has no taxable income and no income tax liability during the reported period of operation.

    The net loss reported on the statement of operations ($30,812) as well as additional net operating losses (NOLs) to be incurred during the remainder of the year will be available to offset future taxable income. The net operating losses expire in 15 years if not utilized during that time. No deferred tax asset has been recorded for the interim NOL as an equivalent valuation allowance applies against it in recognition of the Company's uncertainty as a going concern.

    The merger transaction of Enerdyne and Protalex will be tax-free under applicable provisions of the Internal Revenue Code. Under applicable federal tax statutes and regulations the NOLs available to Enerdyne and carried forward to the current year are lost as more than 50% beneficial ownership of Enerdyne changed hands on September 30, 1999.


NOTE F- RELATED PARTIES

    ADVANCE AND LICENSE FEES OWING TO ALEX LLC

    Alex, LLC (Alex) is a New Mexico limited liability company and the majority owner of the Company's stock. Alex advanced $20,000 to the Company's securities lawyers principally in connection with the Company's reverse merger transaction. This amount will be repaid by the Company to Alex and is recorded as a payable. Also included in the payable is the $20,000 license fee payment owed to Alex discussed in note D.

    SIGNIFICANT BUSINESS RELATIONSHIP WITH ALEX LLC

    The Company anticipates working closely with Alex who is the Company's majority owner. It is the intent of Mr. Doherty and Mr. Mann to conduct all pure research in Alex and all subsequent development activities in the Company. There is no formal research and development contract between the entities at October 31, 1999. However, the Company anticipates reimbursing Alex for certain research and laboratory expenses in the coming year.

                          PROTALEX, INC. AND SUBSIDIARY
                      (A COMPANY IN THE DEVELOPMENT STAGE)

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED

          FROM INCEPTION (SEPTEMBER 17, 1999) THROUGH OCTOBER 31, 1999


NOTE G - NOTES RECEIVABLE

    The Company has the following note receivable at October 31, 1999:

    Note receivable from Don Hanosh in the amount of $118,547 plus interest due on or before September 7, 2001. The unpaid balance shall bear interest at a rate of nine percent per annum.


NOTE H - LONG-TERM DEBT

    The Company has the following long-term debt at October 31, 1999:


         9% note payable to an individual, due on or before September 7, 2001.
           Interest payments are due in quarterly installments with the first payment due on March 7, 2000. Note is guaranteed by certain directors of
           Protalex, Inc.                                                             $         368,546
                                                                                      =================



NOTE I - GOING CONCERN UNCERTAINTY

    The accompanying financial statements have been prepared in conformity with generally accepted accounting principles, which contemplate continuation of the Company as a going concern. The Company is a development stage enterprise and does not have operating revenue nor anticipate generating operating revenue for the foreseeable future. The ability of the Company to continue as a going concern is dependent initially on its ability to raise sufficient investment capital to fund all necessary operations and product development activities. Secondly, the Company must develop products that are regulatory approved and market accepted to generate operating revenue. There is no assurance that these plans will be realized in whole or in part. The financial statements do not include any adjustments that might result from the outcome of these uncertainties.

                       FINANCIAL STATEMENTS AND REPORT OF
                              INDEPENDENT CERTIFIED
                               PUBLIC ACCOUNTANTS

                              ENERDYNE CORPORATION

                              MAY 31, 1999 AND 1998

                                                    C O N T E N T S



                                                                                                                Page
           REPORT OF INDEPENDENT CERTIFIED
             PUBLIC ACCOUNTANTS.................................................................................. F-1

           FINANCIAL STATEMENTS

             BALANCE SHEET....................................................................................... F-2

             STATEMENTS OF EARNINGS.............................................................................. F-3

             STATEMENTS OF STOCKHOLDERS' EQUITY.................................................................. F-4

             STATEMENTS OF CASH FLOWS.......................................................................... F-5-6

             NOTES TO FINANCIAL STATEMENTS.................................................................... F-7-12


               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS


Board of Directors
Enerdyne Corporation


We have audited the accompanying balance sheet of Enerdyne Corporation as of May 31, 1999 and the related statements of earnings, stockholders' equity, and cash flows for the years ended May 31, 1999 and 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above, present fairly, in all material respects, the financial position of Enerdyne Corporation as of May 31, 1999 and the results of its operations and its cash flows for the years ended May 31, 1999 and 1998 in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As explained in Notes E and I to the financial statements, the Company has entered into a reverse merger with another company and has subsequently positioned itself as a development stage enterprise. Its future ability to continue as a going concern is initially dependent on its ability to raise adequate capital to fund necessary product development activities and subsequently on the inflow of operating revenue derived from developed products which must be regulatory approved and market accepted. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.


                                              ATKINSON & CO., LTD.

Albuquerque, New Mexico
November 29, 1999

                              ENERDYNE CORPORATION

                                  BALANCE SHEET



                                      ASSETS
                                                                                               UNAUDITED
                                                                                               (Note C)
                                                                        May 31, 1999        August 31, 1999
                                                                      -----------------   --------------------
Related party receivable - due from officer                            $       118,547     $         118,547
                                                                      -----------------   --------------------

TOTAL ASSETS                                                           $       118,547     $         118,547
                                                                      =================   ====================

                                   LIABILITIES

CONTINGENCIES AND COMMITMENTS

STOCKHOLDERS' EQUITY
  Common stock, no par value, authorized
     4,000,000 shares; issued 1,817,407 shares;
     outstanding 1,578,907 shares                                      $      833,459      $         833,459
  Additional paid-in capital                                                1,105,014              1,105,014
  Retained deficit                                                         (1,389,502)            (1,389,502)
                                                                      -----------------   --------------------

                                                                              548,971                548,971
  Less common stock in treasury at cost;
     238,500 shares                                                           430,424                430,424
                                                                      ------------------  --------------------

                                                                              118,547                118,547
                                                                      ------------------  --------------------


TOTAL LIABILITIES AND STOCKHOLDERS'
   EQUITY                                                              $      118,547      $         118,547
                                                                      ==================  ====================



   The accompanying notes are an integral part of these financial statements.

                              ENERDYNE CORPORATION

                             STATEMENTS OF EARNINGS

                               YEARS ENDED MAY 31,


                                                                                                         UNAUDITED
                                                                                                         (Note C)
                                                                                                    Three Months Ended
                                                                                                        August 31,

                                                                                            ------------------------------------
                                                              1999             1998               1999                1998
                                                         ---------------  ----------------  ----------------   -----------------
  Income from operations                                   $         -       $         -          $      -         $        -

  Operating expenses:
    Administrative                                               6,115             6,155                 -              1,906
    Interest expense                                            12,434            15,902                 -              5,304
                                                         ---------------  ----------------  ----------------   -----------------

           Total operating expenses                             18,549            22,057                 -              7,210
                                                         ---------------  ----------------  ----------------   -----------------

            Loss from operations                               (18,549)          (22,057)                -             (7,210)

  Other income (losses)
    Loss on sale of assets, including related
      party transactions                                             -           (21,764)                -                  -
    Loss on sale of stock, including related
      party transaction                                              -           (66,062)                -                  -
    Interest income                                              5,841             8,713                 -              1,403
                                                         ---------------  ----------------  ----------------   -----------------

            Loss from continuing operations                    (12,708)         (101,170)                -             (5,807)
                                                         ---------------  ----------------  ----------------   -----------------

  Discontinued operations - related party
     Loss from operation of Enerdyne
       Corporation                                            (108,684)         (148,058)                -            (45,647)
     Loss on disposal of assets of Enerdyne
       Corporation                                             (68,912)                -                 -                  -
                                                         ---------------  ----------------  ----------------   -----------------

            Loss from discontinued operations                 (177,596)         (148,058)                -            (45,647)
                                                         ---------------  ----------------  ----------------   -----------------

            NET LOSS                                       $  (190,304)      $  (249,228)         $      -         $  (51,454)
                                                         ===============  ================  ================   =================

            Loss per common share                          $      (.12)      $      (.16)         $      -         $     (.03)
                                                         ===============  ================  ================   =================



   The accompanying notes are an integral part of these financial statements.

                              ENERDYNE CORPORATION

                       STATEMENTS OF STOCKHOLDERS' EQUITY

    THREE MONTHS ENDED AUGUST 31, 1999 AND YEARS ENDED MAY 31, 1999 AND 1998


                                                        Additional                            Common
                                         Common          Paid-in          Retained           Stock in
                                         Stock           Capital          Deficit             Treasury            Total
                                         -----           -------          -------             --------            -----
Balances at June 1, 1997             $     833,459    $   1,105,014    $      (949,970)  $       (430,424)   $      558,079

Net loss for the year                            -                -           (249,228)                 -          (249,228)
                                     -------------    -------------    ----------------  ----------------    ---------------

Balances at May 31, 1998                   833,459        1,105,014         (1,199,198)          (430,424)          308,851

Net loss for the year                            -                -           (190,304)                 -          (190,304)
                                     -------------    -------------    ----------------  ----------------    ---------------

Balances at May 31, 1999                   833,459        1,105,014         (1,389,502)          (430,424)          118,547

Net income (loss) for the
  period (UNAUDITED)                             -                -                  -                  -                 -
                                     -------------    -------------    ---------------   ----------------    --------------

Balances at August 31, 1999
  (UNAUDITED)                        $     833,459    $   1,105,014    $    (1,389,502)  $       (430,424)   $      118,547
                                     =============    =============    ================  ================    ==============



   The accompanying notes are an integral part of these financial statements.

                              ENERDYNE CORPORATION

                            STATEMENTS OF CASH FLOWS

           THREE MONTHS ENDED AUGUST 31, 1999 AND 1998 AND YEARS ENDED
                              MAY 31, 1999 AND 1998


                                                                                                   UNAUDITED (Note C)
                                                                                                   Three Months Ended
                                                                                                       August 31,

                                                                                           -----------------------------------
                                                              1999             1998               1999               1998
                                                        ---------------  ----------------  ----------------  -----------------
Cash flows from operating activities
  Net loss                                                $  (190,304)        $ (249,228)          $      -        $  (51,454)
  Adjustments to reconcile net loss to
     net cash used by operating activities
       Depreciation                                             1,196              1,988                  -                 -
       Well abandonment                                        31,243             17,055                  -                 -
       Loss on sale of assets                                  68,912             21,764                  -            24,577
       Realized loss on sale of investments                         -             66,062                  -                 -
  Changes in assets and liabilities
    Accounts receivable - trade                                 3,635              3,640                  -             1,880
    Accounts payable                                                -             (8,640)                 -                 -
    Other payables                                             (5,142)           (33,938)                 -            (1,231)
                                                        ---------------  ----------------  ----------------  -----------------

         Net cash used by operating activities                (90,460)          (181,297)                 -           (26,228)
                                                        ---------------  ----------------  ----------------  -----------------

Cash flows from investing activities
  Proceeds from stock sales                                         -            301,085                  -                 -
  Capital expenditures                                              -            (10,286)                 -                 -
  Purchase of stock                                                 -            (89,271)                 -                 -
                                                        ---------------  ----------------  ----------------  -----------------

         Net cash provided by
          investing activities                                      -            201,528                  -                 -
                                                        ---------------  ----------------  ----------------  -----------------

Cash flows from financing activities
  Proceeds from borrowings from related
    parties                                                   189,912             24,408                 -             26,000
  Repayment of borrowings from related
    parties                                                   (83,359)           (73,616)                -               (300)
  Repayment of long-term borrowings                          (100,000)           (99,983)                -                  -
                                                        ---------------  ----------------  ----------------  -----------------

         Net cash provided (used) by
           financing activities                                 6,553           (149,191)                -             25,700
                                                        ---------------  ----------------  ----------------  -----------------

NET (DECREASE) IN CASH                                        (83,907)          (128,960)                -               (528)

Cash and cash equivalents -
  beginning of year/period                                     83,907            212,867                 -             83,907
                                                        ---------------  ----------------  ----------------  -----------------

Cash and cash equivalents -
  end of year/period                                      $         -         $   83,907           $     -         $   83,379
                                                        ===============  ================  ================  =================




   The accompanying notes are an integral part of these financial statements.

                              ENERDYNE CORPORATION

                            STATEMENTS OF CASH FLOWS

           THREE MONTHS ENDED AUGUST 31, 1999 AND 1998 AND YEARS ENDED
                             MAY 31, 1999 AND 1998


                                                                                                   UNAUDITED (Note C)
                                                                                                   Three Months Ended
                                                                                                       August 31,

                                                                                           -----------------------------------
                                                            1999              1998              1999               1998
                                                        ---------------  ----------------  ----------------  -----------------
                SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION

Cash paid for interest                                      $   7,934          $  13,605           $     -          $   5,304
                                                        ===============  ================  ================  =================
Cash paid for income taxes                                  $       -          $       -           $     -          $       -
                                                        ===============  ================  ================  =================



                              NON CASH TRANSACTIONS

                                                             1999              1998
                                                        ---------------  ----------------
Transfer of assets to Don Hanosh in
  exchange for a related party note
  receivable                                                $(131,308)         $(110,985)
                                                        ===============  ================




   The accompanying notes are an integral part of these financial statements.

                              ENERDYNE CORPORATION

                          NOTES TO FINANCIAL STATEMENTS

                              MAY 31, 1999 AND 1998


NOTE A - SUMMARY OF ACCOUNTING POLICIES AND ORGANIZATION

   NATURE OF THE BUSINESS--Enerdyne Corporation owned interests in certain oil, gas and uranium producing properties (located in New Mexico). The Company also searched for future prospects to develop. On May 31, 1999, substantially all assets and any corresponding liabilities of Enerdyne Corporation were sold, assigned, or otherwise transferred to Don Hanosh, President, in exchange for a note receivable (see note B). Subsequent to year-end the Company entered into a reverse merger with Protalex, Inc. (see note E).

   PROPERTY, EQUIPMENT, AND DEPRECIATION--Property and equipment are carried at cost. Costs of equipment, other than oil and gas producing properties, are charged against income over their estimated useful lives, using the double declining method of depreciation. Repairs and maintenance which are not considered betterments and do not extend the useful life of property, are charged to expense as incurred. When property, plant and equipment are retired or otherwise disposed of, the asset and accumulated depreciation are removed from the accounts and the resulting profit or loss is reflected in income.

   SUCCESSFUL EFFORTS METHOD OF ACCOUNTING--Costs of oil and gas producing properties are accounted for under the successful efforts method. Lease acquisition costs are capitalized and amortized by the unit of production method based on proved reserves, and equipment and intangible drilling costs are capitalized and amortized by the unit of production method based on proved developed reserves. An additional provision for depreciation and depletion is provided if the net capitalized costs of production properties exceed fair market or economic value, as appropriate. Economic values are generally based on management's expectations of discounted future after-tax cash flows from the project at the time of assessment.

   Costs of individual oil and gas wells determined to be uneconomical are charged to the allowance for accumulated depreciation and depletion when abandoned, with no gain or loss being recognized until the property group is abandoned. Exploratory costs, associated with dry holes, geological and geophysical costs and annual delay rentals are charged to expense.

   CASH AND CASH EQUIVALENTS--All highly liquid debt instruments purchased with an original maturity of three months or less are considered cash equivalents.

   ACCOUNTING FOR INCOME TAXES--Income taxes are recognized using enacted tax rates, and are composed of taxes on financial accounting income that is adjusted for the requirements of current tax law and deferred taxes. Deferred taxes are the expected future tax consequences of temporary differences between the financial statement carrying amounts and tax bases of existing assets and liabilities.

                              ENERDYNE CORPORATION

                              MAY 31, 1999 AND 1998


NOTE A - SUMMARY OF ACCOUNTING POLICIES AND ORGANIZATION - CONTINUED

   CONCENTRATIONS OF CREDIT RISK--The Company maintains the majority of its cash balances in one financial institution located in Albuquerque, New Mexico. These balances are insured up to $100,000 by the Federal Deposit Insurance Corporation. The Company does not feel it is exposed to unusual credit risk for amounts that from time to time may exceed the federally insured limits.

   ESTIMATES--The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses and the disclosure of contingent assets and liabilities during the reporting period. Actual results could differ from those estimates. Significant estimates includes depreciable lives of assets and valuation allowances for unproved prospects. Management believes all reported estimates including the estimated fair market values at which properties were sold, assigned or otherwise transferred to Don Hanosh, President are reasonable.

   COMPREHENSIVE INCOME--For the years ended May 31, 1999 and 1998, the Company had no changes in equity which constitute components of comprehensive income.

    INVESTMENTS--Gains and losses on the sale of investments consist principally of transactions involving corporate securities and are determined on the specific identification method.

    INCOME (LOSS) PER COMMON SHARE--The Financial Accounting Standards Board
    (FASB) has issued Statements of Financial Accounting Standards No. 128 "Earnings Per Share" (SFAS No. 128) which is effective for periods ending after December 15, 1997. SFAS No. 128 provides for the calculation of "Basic" and "Diluted" earnings per share. Basic earnings per share includes no dilution and is computed by dividing income (loss) available to common shareholders by the weighted average number of common shares outstanding for the period. There were no securities outstanding at October 31, 1999 that could affect the calculation of basic earnings per share through dilution. Therefore diluted earnings (loss) per share is not presented.

NOTE B - RELATED PARTY TRANSACTIONS

    For all periods presented, Mr. Don Hanosh, the Company's President and a director, owned approximately 56% of the outstanding shares of Company stock. Accordingly, Mr. Hanosh had the ability to control the election of all members of the Board of Directors and commit the corporation to enter into transactions requiring majority shareholder approval.

                              ENERDYNE CORPORATION

                              MAY 31, 1999 AND 1998


NOTE B - RELATED PARTY TRANSACTIONS - CONTINUED

    During the year ended May 31, 1999, substantially all of the Company's oil and gas assets and liabilities and the corresponding rights and obligations of those assets and liabilities of Enerdyne Corporation were sold, transferred or otherwise assigned to Don Hanosh, President. The assets and liabilities were sold, assigned or otherwise transferred at estimated fair market value as determined by Mr. Hanosh or by appraisal where available. Following is a summary of transactions:

    -   Land, Track A-3, was sold for $50,000 resulting in a $5,000 loss.
    - Oil and gas lease, V-1475, was sold for $1,000 resulting in a $15,074 loss.
    - Oil and gas leases, Milk Lake and V-4814, were sold for $2,500 resulting in a $14,135 loss.
    - Red Mountain Deep Rights was sold for $50,000 resulting in a $7,278 gain.
    - Oil and gas leases, Chaco property, were sold for $30,000 resulting in a $4,844 loss.
    - Oil and gas lease, Ingram Property, producing property, was sold for $1,000 resulting in a $14,468 loss.
    - Working assignment, Buffalo Wallow, had no book value at 5/31/99 and was transferred to Don Hanosh at no cost.
    - Uranium mine had no book value at 5/31/99. Rights and obligations were transferred to Don Hanosh at no cost.
    - Assignment, Alamo Canyon, had no book value at 5/31/99 and was transferred to Don Hanosh at no cost.
    - Note receivable, Sena Contract, was sold for $21,184 resulting in a loss of $4,067.
    - Property and equipment with a book value of $425 was sold for $4,500 resulting in a gain of $4,075.
    - A $25,000 and a $50,000 CD plugging bonds were transferred to Don Hanosh for $75,000.
    - Don Hanosh assumed the liability of a payable to Ed Doherty, a family relation, in the amount of $5,192.
    - Don Hanosh assumed the liability of a payable to Tijeras Self Storage, a related party, in the amount of $28,876. Tijeras Self Storage is owned and operated by Don Hanosh.
    - Checking account with an overdraft balance of $ (2,334) was assumed by Don Hanosh.
    -   Savings account with a balance of $2,493 was transferred for $2,493

    During the year ended May 31, 1999, Don Hanosh, President, loaned Enerdyne Corporation a total of $139,000, repayments in the amount of $7,200 were made back to Don Hanosh. Certain expenses in the amount of $42,724 were incurred by Enerdyne Corporation which were paid from Don Hanosh's personal finances; amounts were credited against Don Hanosh's accounts receivable balance.

    During the year ended May 31, 1998, various assets of Enerdyne Corporation were sold, assigned or otherwise transferred to Don Hanosh, President. Following is a summary of transactions:

                              ENERDYNE CORPORATION

                              MAY 31, 1999 AND 1998


NOTE B - RELATED PARTY TRANSACTIONS - CONTINUED

    - Minor interest in various Chace Well partnerships were transferred to Don Hanosh at no cost, resulting in a $11,234 loss.
    - 6.25% interest in University Partnership was sold for $15,000 resulting in a $1,347 loss.
    - Computer equipment with a book value of $2,103 was sold for $1,000 resulting in a loss of $1,103.
    - Vehicles with a book value of $15,537 and corresponding lease liability of $3,696 was sold for $8,500 resulting in a $3,341 loss.
    - Don Hanosh assumed the receivable from Ashlynn Venture, a related party, in the amount of $8,900. Ashlynn Venture is owned and operated by Don Hanosh.

    During the year ended May 31, 1998, Don Hanosh, President, loaned Enerdyne Corporation a total of $8,500. Payments in the amount of $66,616 were made to Don Hanosh to offset amounts due him. Certain expenses in the amount of $3,704 were incurred by Enerdyne Corporation which were paid from Don Hanosh's personal finances; amounts were credited against Don Hanosh's accounts receivable balance.


NOTE C - UNAUDITED INTERIM STATEMENTS

    The unaudited interim financial statements have been prepared in accordance with generally accepted accounting principles for interim financial information. In the opinion of management, the interim financial statements reflect all adjustments of a normal recurring nature necessary for a fair statement of the results for the interim period. Operating results for the periods presented are not necessarily indicative of the results that may be expected for the year.


NOTE D - NOTE PAYABLE TO BANK

    The Company had a $100,000 revolving line-of-credit bank note at prime plus two percent (10.50% at November 30, 1998), which was due November 1998. As of May 31, 1999 and 1998, respectively, $-0- and $100,000 were outstanding on this note. The note was unsecured.


NOTE E - SUBSEQUENT EVENTS

    On September 30, 1999, Protalex, Inc. a privately-held development stage company acquired a majority interest (56%) in Enerdyne stock. On November 15, 1999, Enerdyne Corporation acquired all of the outstanding common stock of Protalex, Inc. (Protalex) in exchange for the issuance of additional shares of Enerdyne stock. The ratio of exchange was 822 shares of Enerdyne stock issued for each share of Protalex stock received. For accounting purposes, the acquisition has been treated as an acquisition of Enerdyne by Protalex and as a recapitalization of Protalex.

                              ENERDYNE CORPORATION

                              MAY 31, 1999 AND 1998


NOTE E - SUBSEQUENT EVENTS - CONTINUED


    The former owners of Protalex, Inc., who owned a majority interest in the corporation prior to the reverse merger, owned approximately 92% of Enerdyne after the merger. The Company changed its name to Protalex, Inc. and amended its Articles of Incorporation to increase the amount of shares authorized for issuance to 40,000,000.


NOTE F - CONTINGENCIES AND COMMITMENTS

    Substantially all the Company's assets (principally oil + gas property leases, property and equipment, real estate, and investment instruments) were irrevocably sold, transferred or assigned to the Company's President by May 31, 1999. With that sale, transfer or assignment, all benefits and rights of ownership of the assets transferred to the president. Concurrently, all responsibilities and obligations of ownership, including but not limited to regulatory requirements for oil + gas operators with the State of New Mexico, any environmental issues that might arise in connection with respective properties in the future, and all other covenants or conditions associated with respective assets were assumed in full by the President. Accordingly, there are no commitments or contingency matters to be reported at May 31, 1999.


NOTE G - DISCONTINUED OPERATIONS

    On April 15, 1999, the Company resolved to sell substantially all assets of the corporation pertaining to the oil and gas operations which comprised the Company's sole segment. The economic development of wells did not meet management's expectations, therefore, the Company as a Public Shell decided to seek out new business partners to develop new lines of business to increase shareholder value. On or before May 31, 1999, the assets were sold, assigned or otherwise transferred to Don Hanosh, President. There were no corporate assets or liabilities as of May 31, 1999. Summary operating results of the discontinued operations are as follows:


                                                             Year ended May 31
                                               -----------------------------------------------
                                                      1999                      1998
                                               ---------------------     ---------------------
              Production revenue                        $    10,854              $   35,572
              Costs and expenses
                Exploration costs                            36,039                   105,435
                Production costs                             52,256                    61,140
                Wells abandoned                              31,243                    17,055
                                               ---------------------     ---------------------

                         Total cost of wells                119,538                   183,630
                                               ---------------------     ---------------------

                         Net loss                       $  (108,684)             $   (148,058)
                                               =====================     =====================


                              ENERDYNE CORPORATION

                              MAY 31, 1999 AND 1998


NOTE H - INCOME TAXES

    The Company had no current income tax liability and no income tax expense at May 31, 1999 and 1998 due to the absence of taxable income. At May 31, 1999, the Company had net operating losses (NOLs) of approximately $734,000 available to offset future taxable income. No deferred tax benefit was recorded in recognition of the available NOLs as the Company has provided a 100% valuation allowance reducing the deferred tax asset to -0-. On September 30, 1999, Mr. Hanosh sold his 56% share of the Company's common stock to Protalex, Inc. Under applicable federal tax statutes and regulations, the NOLs were lost as ownership of more than 50% of the Company's shares changed hands. There were no other temporary differences between financial statement carrying amounts and tax bases for existing assets and liabilities. There were no tax effects of the discontinued operations.


NOTE I - GOING CONCERN

    The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. Before May 31, 1999, the Company resolved to dispose of its oil + gas business segment (its only business segment), create a Public Shell corporation and to seek out new business partners to develop new lines of business to increase shareholder value. On September 30, 1999 a majority interest in the company was acquired by Protalex, Inc., a privately-held development stage company and subsequently, on November 15, 1999 Enerdyne entered into a reverse merger transaction with Protalex. The Company is now positioned as a publicly held development stage enterprise. The merged company changed its name to Protalex, Inc. Protalex, Inc. is now engaged in the development of certain bioregulator technology products in connection with the treatment of rheumatoid arthritis and other human diseases. The ability of the Company to continue as a going concern is initially dependent on its ability to raise adequate capital to fund necessary product development activities and subsequently on the inflow of operating revenue derived from developed products which much be regulatory approved and market accepted. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

                                      SIGNATURES

          In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.


                                             PROTALEX, INC.


Date:   December 3, 1999                    By:  /s/ John E. Doherty
                                                 -----------------------------
                                                   John E. Doherty, President



         SIGNATURE                                TITLE                             DATE


  /s/ John E. Doherty
 ------------------------------
 John E. Doherty                         President and Director                  December 3, 1999



  /s/ Paul L. Mann
 ------------------------------
 Paul L. Mann, Ph.D                     Treasurer, Secretary and Director        December 3, 1999



  /s/ Jon M. Aase
 ------------------------------
 Jon M. Aase, M.D.                      Vice President and Director              December 3, 1999



  /s/ Arthur D. Bankhurst
 ------------------------------
 Arthur D. Bankhurst, M.D.              Director                                 December 3, 1999



  /s/ James K. Strattman
 ------------------------------
 James K. Strattman                     Director                                 December 3, 1999


                                       PART III

                                  INDEX TO EXHIBITS



 2.1      Stock Purchase Agreement among Protalex, Inc., Don Hanosh and Enerdyne
          Corporation
 2.2      Merger Agreement and Plan of Reorganization between Protalex, Inc. and
          Enerdyne Corporation
 3.1      Articles of Incorporation, as amended
 3.2      Bylaws, as amended
10.1      Promissory Note in favor of Don Hanosh
10.2      Continuing and Unconditional Guaranty executed by John E. Doherty
10.3      Continuing and Unconditional Guaranty executed by James K. Strattman
10.4      Technology License Agreement
10.5      Form of Confidential Disclosure Agreement
27        Financial Data Schedule
